SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF APRIL 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

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                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A

                 CNPJ/MF n 02.558.132/0001-69 / NIRE 53300005800

                   A Publicly-Held Company


                   Authorized Capital:  700,000,000,000 shares
                   Subscribed Capital:  R$ 505,000,000.00

                       Realized Capital: R$ 505,000,000.00






                          MINUTES OF THE APRIL 26, 2002

                   GENERAL EXTRAORDINARY SHAREHOLDERS MEETING


I. DATE, TIME AND LOCATION OF THE MEETING: April 26, 2002 at 12:00 noon, at the Company's headquarters, located at SCS QUADRA 02, BLOCO C, N 226, ED. TELEBRASILIA CELULAR, 7 ANDAR, BRASILIA-DF. II. CALL FOR ATTENDANCE: Published by newspapers DIARIO OFICIAL DO DISTRITO FEDERAL, in the issues of April 11 (pp. 76 ), April 12, (pp. 75) and April 15 (pp. 37), and GAZETA MERCANTIL NACIONAL, in the issues of April 11 (pp. A-14), April 12 (pp. A-14) and April 15 (pp. C-6). III. ATTENDING: Shareholders representing more than two thirds of the company's capital stock. The following shareholders were also present: Mr.
AUGUSTO PATARELI, representing the Company's Statutory Audit Committee; Mr. FERNANDO ALBERTO S. MAGALHAES, representing ERNST & YOUNG AUDITORES INDEPENDENTES S/C.; Mr. JOSE RICARDO DE FARIA GOMEZ and Mr. RUBEM GONCALVES CRUSIUS, representing DELOITTE TOUCHE TOHMATSU CONSULTORES S/C LTDA. and Mr. LUIZ GERALDO DE SOUZA QUEIROZ FERRAZ, representing SETAPE - SERVICOS TECNICOS DE AVALIACOES DO PATRIMONIO E ENGENHARIA. IV. THE TABLE: Mr. MARIO CESAR PEREIRA DE ARAUJO as chairman and Mr. ARTHUR ANTONIO MAGALHAES FONSECA as secretary. V. ORDER OF THE DAY: 1. To approve the Protocol for Incorporation of Telebrasilia Celular S/A ("TBS") by the Company ("the Incorporation"); 2. to approve the Justification of Incorporation; 3. to approve and ratify the contracting of DELOITTE & TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C to prepare the evaluation report used in the calculation of the incorporation's substitution ratio; 4. to approve and ratify the contracting of SETAPE - SERVICOS TECNICOS DE AVALIACOES DO PATRIMONIO E ENGENHARIA S/C LTDA. to valuate the TBS's and the Company's permanent assets at market values for purposes of supporting the preparation of

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the valuation report of the  incorporation's  substitution  ratio; 5. to approve and ratify the contracting of ERNST & YOUNG AUDITORES INDEPENDENTES S/C to prepare the valuation report on the TBS's net equity based on its accounting value; and 6. to approve the incorporation of TBS by the Company, subject to the approval of the valuation report of TBS's net equity. VI. DELIBERATIONS: The Assembly discussed and decided for the following after unanimous vote of all present shareholders: 1. approving the protocol for Incorporation; 2. approving
the  Justification  of  the  Incorporation;   3.  approving  and  ratifying  the
contracting of DELOITTE & TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C to prepare
the  evaluation   report  used  in  the   calculation  of  the   incorporation's
substitution ratio; 4. approving and ratifying the contracting of SETAPE - SERVICOS TECNICOS DE AVALIACOES DO PATRIMONIO E ENGENHARIA S/C LTDA. to valuate TBS's and the Company's permanent assets at market values for purposes of supporting the preparation of the valuation report of the incorporation's substitution ratio; 5. approving and ratifying the contracting of ERNST & YOUNG AUDITORES INDEPENDENTES S/C to prepare the valuation report on the TBS's net equity based on its accounting value; and 6. the incorporation of TBS by the Company, subject to the approval of the valuation report of TBS's net equity. With no further issues to address, the assembly was closed and the present minutes were drawn, read and considered appropriate and signed by all the present members. Brasilia-DF, April 26, 2002.


                          MARIO CESAR PEREIRA DE ARAUJO
                                    CHAIRMAN

                          REINALDO FELISBERTO DAMACENA
                        MAJOR SHAREHOLDER REPRESENTATIVE

                       GEORGE WASHINGTON TENORIO MARCELINO
               P.P. GLOBAL ADVANTAGE FUNDS - EMERGING MARKETS FUND
                       P.P. STATE STREET EMERGING MARKETS
          P.P. DG BANK LUXEMBOURG REFERENCE PRO-FUNDS EMERGING MARKETS
                      P.P. EMERGING MARKETS GROWTH FUND INC
          P.P. F&C EMERGING MARKETS UMBRELLA FUND - BRAZILIAN PORTFOLIO


                        ARTHUR ANTONIO MAGALHAES FONSECA
                                    SECRETARY

                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A

                 CNPJ/MF n 02.558.132/0001-69 / NIRE 53300005800

                   A Publicly-Held Company


                   Authorized Capital:  700,000,000,000 shares
                   Subscribed Capital:  R$ 505,000,000.00

                       Realized Capital: R$ 505,000,000.00






                          MINUTES OF THE APRIL 26, 2002

                   GENERAL EXTRAORDINARY SHAREHOLDERS MEETING


I. DATE, TIME AND LOCATION OF THE MEETING: April 26, 2002 at 12:00 noon, at the Company's headquarters, located at SCS QUADRA 02, BLOCO C, N 226, ED. TELEBRASILIA CELULAR, 7 ANDAR, BRASILIA-DF. II. CALL FOR ATTENDANCE:
      Published by newspapers DIARIO OFICIAL DO DISTRITO FEDERAL, in the issues of April 11 (pp. 76 ), April 12, (pp. 75) and April 15 (pp. 37), and GAZETA MERCANTIL NACIONAL, in the issues of April 11 (pp. A-14), April 12 (pp. A-14) and April 15 (pp. C-6). III. ATTENDING: Shareholders representing more than two thirds of the company's capital stock. The following shareholders were also present: Mr. AUGUSTO PATARELI, representing the Company's Statutory Audit Committee; Mr. FERNANDO ALBERTO
      S. MAGALHAES, representing ERNST & YOUNG AUDITORES INDEPENDENTES S/C.; Mr. JOSE RICARDO DE FARIA GOMEZ and Mr. RUBEM GONCALVES CRUSIUS, representing DELOITTE TOUCHE TOHMATSU CONSULTORES S/C LTDA. and Mr. LUIZ GERALDO DE SOUZA QUEIROZ FERRAZ, representing SETAPE - SERVICOS TECNICOS DE AVALIACOES DO PATRIMONIO E ENGENHARIA. IV. THE TABLE: Mr. MARIO CESAR PEREIRA DE ARAUJO as chairman and Mr. ARTHUR ANTONIO MAGALHAES FONSECA as secretary. V. ORDER OF THE DAY: (1) to approve the 1st Amendment to the Protocol for Incorporation of Telebrasilia Celular S.A. by Tele Centro Oeste Celular Participacoes S.A.; (2) to approve the valuation report on the net equity of Telebrasilia Celular S.A. prepared by ERNST & YOUNG AUDITORES INDEPENDENTES S/C; (3) to approve the report on the calculation of the substitution ratio prepared by DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES; and (4) to approve the incorporation of Telebrasilia Celular S.A. by Tele Centro Oeste Celular Participacoes S.A. VI.
      DELIBERATIONS: The Assembly discussed and decided for the following, after unanimous vote of all present shareholders: (1) approving the 1st Amendment to the Protocol for Incorporation of Telebrasilia Celular S.A.

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      by Tele  Centro  Oeste  Celular  Participacoes  S.A.;  (2)  approving  the valuation report on the net equity of Telebrasilia Celular S.A. prepared by ERNST & YOUNG AUDITORES INDEPENDENTES S/C; (3) approving the report for calculation of the substitution ratio prepared by DELOITTE TOUCHE TOHMATSU
      AUDITORES   INDEPENDENTES;   and  (4)  approving  the   incorporation   of
      Telebrasilia Celular S.A. by Tele Centro Oeste Celular Participacoes S.A. With no further issues to address, the assembly was closed and the present minutes were drawn, read and considered appropriate and signed by all the present members. Brasilia-DF, April 26, 2002


                          MARIO CESAR PEREIRA DE ARAUJO
                                    CHAIRMAN

                          REINALDO FELISBERTO DAMACENA
                        MAJOR SHAREHOLDER REPRESENTATIVE

                        ARTHUR ANTONIO MAGALHAES FONSECA
                                    SECRETARY

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Tele Centro Oeste Cellular Holding Company

Date: April 29, 2002              By:     /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President